WMS Industries Inc. 2002 Annual Report

AR/S P.E. 6/30/02

Focus *on the future*



WMS INDUSTRIES INC. (NYSE: WMS) is exclusively focused on the gaming industry through the creation, design, manufacture and marketing of top-earning video and mechanical reel spinning slot machines and video lottery terminals.

WMS' mission is to create the most entertaining gaming products in the world and service its customers with an uncompromising passion for quality. All of our employees embrace our core values of innovation, tenacity, passion, quality and integrity and are guided by the fundamental principle of teamwork.


$81
$86
$106
'00
'01
'02

Cash and Short-Term Investments
(in millions)


$239
$278
$281
'00
'01
'02

Total Assets
(in millions)

Years Ended June 30, *(in millions)*	1998	1999	2000	2001	**2002**
Total Revenues	$ 57	$127	$218	$264	**$175**
Total Costs and Expenses	128	116	150	220	**162**
Operating Income (Loss)	(71)	11	68	44	**13**
Income (Loss) from Continuing Operations	(44)	9	44	32	**10**
Discontinued Operations, Net of Income Taxes	22	(4)	(14)	4	**—**
Net Income (Loss)	(22)	5	30	36	**10**


$6
$42
$52
'00
'01
'02

Retained Earnings
(in millions)


$205
$256
$260
'00
'01
'02

Stockholders' Equity
(in millions)


PAC MAN
PAC-MAN


PARTY TRAIN
MONOPOLY

>>> Creating games that people love to play is the most important fabric of WMS' culture. >>>

To Our Stockholders:

Success in the gaming supplier industry has always depended on developing great games to maximize the entertainment value for players and financial returns for casinos. WMS has always been renowned for creating great games. However, in fiscal 2002, we recognized that our technology platform had not kept pace with our game development skills. As we moved to address our technology challenges, we experienced lower sales and lower profits. Fortunately our strong balance sheet—over $105 million in cash and short-term investments and no debt—provided the resources to develop a comprehensive technology improvement plan and further our goal of becoming a leading full service provider of gaming devices.

Our technology improvement plan was structured in three parts to address our specific near-, mid- and long-term technology needs. The first step towards technology improvement was to recruit new product development leadership. We supplemented our existing engineering management with new appointments to develop a "best in class" engineering group. With new leaders, we sought to stabilize our existing operating system technology while simultaneously developing an advanced technology system for our future. We moved aggressively to implement this plan and as of the writing of this letter have met all key deadlines and milestones to date.

WMS: Focused on the Future

WMS remains focused on achieving our goal to offer products that fulfill all of a casino's gaming device requirements. While we strengthen our technology platform over this next year, we will further build our game library, enhance the entertainment value of our games and grow our participation business while broadening our product lines.

A key element in our growth strategy is to expand our portfolio of participation games. Our successful approach emphasizes game themes based on popular entertainment brands supported by engaging, amusing game play. In fiscal 2002, we refreshed our existing participation game series—*MONOPOLY*™ and *Puzzle Pays*™—with exciting new games. And, we worked with our customers to maximize profitability—both theirs and ours—from participation game placements.

To expand our participation product portfolio, we introduced new games based on *HOLLYWOOD SQUARES*™, *PAC-MAN*™ and our first wide-area progressive game, *SURVIVOR*™, in collaboration with International Game Technology Inc. The solid reception for these products again highlights WMS' most important, yet intangible asset—our ability to create great games. We continue to identify high profile entertainment brands as the base upon which our talented designers can develop games.

Over the past few years, WMS achieved success with a product line limited to video gaming devices which typically represent only 25% of a casino's total gaming devices. We believe that by applying our proven game design skills to a broader range of products, we can leverage our sales organization and garner a larger percentage of the overall casino floor.

We recently introduced a unique gaming concept, titled *3RV*™, which has the look and feel of a mechanical reel spinning game but runs on a video platform. In August 2002, we became the exclusive North American distributor of *RAPID ROULETTE*™, an exciting new product that is a blend of a table game with a gaming machine. We will introduce a new mechanical reel spinning product which utilizes Telnaes extended odds technology and a new poker game. To expand our participation game business, early in fiscal 2002, WMS acquired Big Foot Software, a leader in progressive system design. We expect to launch our own wide-area progressive system in fiscal 2004.

A key to asserting our leadership position is to have the right infrastructure in place. In fiscal 2002 we completed renovation of our former Chicago manufacturing facility into a state-of-the-art game development and engineering technology campus. Our Chicago location and highly desirable work atmosphere have proven to be an asset in attracting top talent from around the country.

In conclusion, WMS has an excellent financial foundation that should enable us to fulfill our long-term strategic goal to become a full-service gaming device supplier. The efforts to address our technology challenges have pushed the achievement of that goal to fiscal 2004. We believe we have the right people, the right plan and the proper resources to accomplish our goal. In fiscal 2003, we will focus on making additional infrastructure improvements to ensure that we begin realizing our true earnings potential in fiscal 2004. At that time, our game design expertise will be leveraged on new technology platforms and new product lines.

Creating great games that people love to play is the most important fabric of WMS' culture. By drawing on our legacy skills of creating great games and making prudent investments in people and technology, we anticipate delivering a greater return to stockholders. We appreciate your support and look forward to becoming a full service gaming supplier able to compete with even the strongest competitors in our industry.

Louis J. Nicastro
Chairman of the Board

Brian R. Gamache
President and Chief Executive Officer

September 12, 2002

"our strong financial position enables WMS to focus on implementing its three part technology improvement plan"

WMS is renowned for creativity and innovation as a direct result of our successful long-term history of designing entertainment devices. Over the years—from jukeboxes to pinball games to arcade games and now gaming devices—we have delivered great entertainment to those who play our games. This legacy of success creates a strong foundation for our future. Our immediate goal now is to provide a complete line of gaming devices that fully meet casino operators' requirements and that operate at the highest quality standards.

Central to our ability to achieve this goal is our financial strength. With over $105 million in cash and short-term investments and no debt, we have the ability to improve our technology platform, while simultaneously growing our highly profitable participation business, broadening our product offerings and increasing our game library and the entertainment value of our game content. Our liquidity enables us to invest in the development of great games with enhanced features to support our long-term success. At the same time, our solid financial position also provided the means to repurchase 1,568,000 shares, or 5%, of WMS' common stock, fully spending the $20 million share buyback authorized by our Board of Directors. In September 2002, the Board of Directors expanded the stock repurchase program authorization by $10 million for the next twelve months. We believe these actions, on behalf of our stockholders, underscore our optimism in our future prospects.

This year's annual report focuses on the goals and strategic plans currently being implemented at WMS and how we plan to capitalize on the opportunities that come into focus in fiscal 2003 and beyond.


'00
3,956
'01
5,857
'02
6,162

Participation and Lease Units Installed at June 30

>>> WMS' culture of creating great games and its prudent financial management forms the foundation on which to base future growth.

>>>

Focus on the Future




-SHORT
-MEDIUM
AND

Focus *on Our Technology Improvement Plan*

"new engineering leadership was hired to provide the impetus to focus on building our future based upon quality and integrity"

Over the last ten years, the gaming device industry has adopted and embraced technology to leverage the development of entertaining, top-earning games. In fiscal 2002, we found that with the cumulative demands placed on the computer operating system that runs our gaming devices, WMS' technology foundation was strained, and our games experienced software anomalies.

In response, we took decisive action. We hired new executive leadership for our product development group. Under this new leadership, we implemented new and additional processes and development standards focused on quality and integrity. We also hired professional managers and engineering staff to supplement our existing talent in areas such as quality, program management and product requirements. This new team helped us substantially refocus our development efforts to ensure our products meet the industry's highest standards of quality and integrity.

In January 2002, we announced a three part technology improvement plan. The short-term goal of this plan is to return stability to the computer operating system that drives the WMS games currently operating in casinos. The mid-term goal is to develop, license or acquire a new operating system for our newly developed hardware platform that also is retrofittable into games currently installed in casinos. For the long-term, we plan to develop a next generation operating system that will contain a foundation to address what we believe will be casinos' requirements in the future. To optimize our success, we have pursued alternative strategies for each of the three phases of our improvement plan, including both internally developed solutions and technologies licensed from third parties.


'00
$12
'01
$16
'02
$26

Research and Development Expenses
(in millions)

>>> In fiscal 2002, WMS moved decisively to implement a comprehensive, three part technology improvement plan upon which to base future games.

"our focus on increasing development staff and providing a state-of-the-art facility are critical components of the technology improvement plan"

Our plan started with two software upgrades for the existing operating system, the first of which we began to implement in the summer of 2002 and the second of which we expect to implement this winter. Most importantly, the success of the summer of 2002 operating system upgrade, as approved by some of the regulators, has restarted the new game approval process in key gaming jurisdictions.

The three part technology improvement plan includes the independent design of a new operating system and circuit board by the proven Sierra Design Group in Reno, Nevada. After an extensive technical review of a variety of competitors' systems, we selected Sierra Design Group as their proposed solution clearly stood above the other choices. We anticipate the new circuit board and operating system will be ready for implementation in the summer of 2003, concurrent with our expected launch of a new hardware platform. Customers will be given a choice in acquiring our products: they can purchase a new circuit board and game conversion kit for their existing WMS gaming devices or they can purchase new gaming devices on the new platform with the new circuit board and new operating system.

The final element of the improvement plan focuses on our long-term vision. As our technological expertise grows, we have committed more development resources to an advanced game operating system, which will support all of the planned WMS games for years to come.


'00
$3
'01
$8
'02
$16

Purchases of Property, Plant and Equipment
(in millions)

>>> Sierra Design Group was chosen to develop a new computer circuit board and operating system to debut in the summer of 2003.



Focus *on Our Technology Improvement Plan*


MONOPOLY
MONOPOLY

Focus on Our Participation Game Business

"by focusing on great brands and great games, our participation installed base grew to over 6,000 gaming devices"

With an installed base of over 6,000 participation gaming devices at June 30, 2002, our investment in this business generated substantial cash flow that was the primary driver of the increase in our cash and short-term investment balance in fiscal 2002. Additionally, the continued recurring revenues, profit and cash flow of our participation game business allowed us to invest significantly higher amounts in research and development.

Our first participation games—introduced in fiscal 1999—were based on the familiar *MONOPOLY* brand. WMS continues to extend this very popular brand with periodic new themes, each of which furthers the success of this series. Early in fiscal 2001 we launched our second branded participation series, the *Puzzle Pays* series, which consists of *JUMBLE®, SCRABBLE®* and *PICTIONARY™*.

In January 2002, we introduced our third line of branded participation games, with an exclusive launch at Harrah's Entertainment properties of a game based on the popular TV game show, *HOLLYWOOD SQUARES*. The initial reactions to this game were extremely favorable, with some properties reporting results that set performance records.

In late May 2002, we introduced another participation series, *PAC-MAN*, under an exclusive initial launch agreement with Park Place Entertainment. Our creative game designers successfully captured the unique brand of enjoyment that made the original arcade game a worldwide cultural phenomenon. The strong initial response to *PAC-MAN* is further evidence of the soundness of WMS' participation strategy.


'00
$68
'01
$90
'02
$99

Participation Revenues
(in millions)

>>> *PARTY TRAIN®* was successfully launched as the ninth game in our acclaimed *MONOPOLY* participation series.

"we are focused on capturing greater market share in the participation game business"

Until April 2002, when we launched *SURVIVOR*, we had not been able to offer customers the most popular category of participation games—wide-area progressive games. These games are linked together within a gaming jurisdiction such that casino patrons play for a pooled, ever-increasing jackpot. Based on CBS' blockbuster TV reality show, *SURVIVOR* was created in collaboration with IGT and is being installed in casinos throughout North America. Both IGT and WMS share equally in the overall results of these games.

With five popular branded lines of participation games already in the market—*MONOPOLY*, *Puzzle Pays*, *HOLLYWOOD SQUARES*, *PAC-MAN* and *SURVIVOR*—our back orders for participation games is near the highest levels in our history and at June 30, 2002 stood at over 1,000 games.

Our library of titles for the participation market continues to expand. In fiscal 2003, we will continue our strategy of introducing periodic refreshes of existing games, which help to extend the life span of the brand. In early fiscal 2004, we also plan to introduce a new series of participation games, the *Classic TV Game Show Series*™, featuring game themes based on popular TV game shows. We have already secured rights to *MATCH GAME*™, *YOU BET YOUR LIFE*™ featuring Groucho Marx, *BEAT THE CLOCK*™ and *PASSWORD*™ for this exciting new series.

As we continue to focus on growing our market share in the participation business, we will continue to license exciting new titles. Our strategy of conducting customer focus studies on potential participation game themes continues to bear fruit. Recently we added several new titles to our portfolio of licensed brands and we expect to introduce entertaining new participation games based on these brands beginning in fiscal 2004.


'00
$9
'01
$19
'02
$19

Gross Additions to Gaming Machines on Participation or Lease
(in millions)

>>> WMS' strategy of offering participation series based on popular entertainment brands continues to show tremendous returns which finances growth opportunities.

>>>


PAC-MAN
ON AN ACTIVE PAYLINE PAYS UP TO
25,000 COINS

Focus on Our Participation Game Business

Focus *on Expanding Our Product Lines*


BAR
BAR
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25

"by focusing on new product lines, we will leverage our outstanding sales and distribution resources"

Multi-line, multi-coin video games and participation games—to date our success has come from having these two products, which satisfy only a portion of the requirements of the typical casino floor. To fully serve our existing customer base while positioning the Company to capitalize on expected new gaming jurisdictions, we must provide our customers with a comprehensive offering of gaming devices.

In summer 2002, we introduced a unique new product entitled 3RV—short for Three-Reel Video. The game looks just like a mechanical reel spinning game and even has a slot handle for players to pull to activate the game. But the game is actually a video-based product with an overlay of a proprietary front glass screen making it resemble a mechanical reel spinning game. By basing the product on a video platform, we are able to provide additional bonusing and entertainment that does not occur in traditional mechanical reel spinning products.

In fiscal 2003 and 2004, we expect to have additional new product lines available for sale. We will be offering customers *RAPID ROULETTE*, a unique gaming product that is a blend of a table game and a gaming device. We plan to offer entertaining new mechanical reel spinning games as formerly patented extended odds technology is now available to WMS. This represents a tremendous market opportunity for WMS as reel spinning slot machines still command approximately 60% of the typical slot floor. Also, we expect to introduce a new video poker game. The video poker market represents approximately 10% of the typical slot floor.

To capture additional market share in the participation game business, we need to offer a proprietary wide-area progressive system. In July 2001, WMS acquired Big Foot Software Research and Development, LLC, which has a proven record of designing and developing unique wide-area progressive systems. We expect to launch our first games on the proprietary new system designed by Big Foot Software in fiscal 2004.


'00
$35
'01
$24
'02
$61

Net Cash Provided by Continuing Operating Activities
(in millions)

>>> WMS is committed to being a full service provider for all of the gaming devices required by the typical casino in fiscal 2004.

>>>

"our focus on providing customers with the industry's most innovative and entertaining games will never waiver"

Now, as it always has been, success is all about offering great games that people want to play. WMS has built and sustained its reputation as an industry leader on this single principle and it is the key to our continued success.

Our game design and development strategy is based on a combination of opportunistic licensing of established brands and creating highly entertaining original game concepts. Our proven approach to marketing research helps enhance the success rate of the games we bring to market. And our technology initiatives will ultimately allow us to create even more entertaining games across even more product lines.

WMS has consistently blazed new trails with its innovative game offerings, including establishing the multi-line, multi-coin video category as a major market for the industry. Our future is bright as our game developers will have more powerful development tools and a more robust operating system and platform to further their creative efforts.

As we focus on affirming our leadership position, we are guided by our desire to be the most innovative and successful game developer in the industry. By looking back at our history and relying on our fundamental premise of creating great games, WMS will play a leading role in shaping the future of casino gaming products. We believe our clarity of purpose will lead the way to strong financial performance and increased value for all of our stockholders.

>>> WMS' culture of creating great games is our foundation for continued success.

>>>

Financial Table of Contents

Selected Financial Data

(In thousands, except per share amounts)	2002	2001	2000	1999	1998
			Fiscal Year Ended June 30,		
Selected Income Statement Data:					
Revenues	**$174,694**	$263,772	$217,629	$126,524	$ 57,281
Operating income (loss)	**12,609**	44,239	67,984	10,678	(71,250)
Income (loss) from continuing operations before income taxes	**15,450**	49,987	71,438	14,203	(66,840)
Provision (benefit) for income taxes	**5,596**	18,069	27,016	5,397	(22,891)
Income (loss) from continuing operations	**9,854**(1)	31,918(2)	44,422(3)	8,806(4)	(43,949)(5)
Discontinued operations, net of applicable income taxes:					
Pinball and cabinets segment	—	4,409	(13,539)	(4,332)	(5,103)
Contract manufacturing segment	—	—	(1,077)	779	228
Video games segment	—	—	—	—	26,746
Net income (loss)	**$ 9,854**	$ 36,327	$ 29,806	$ 5,253	$(22,078)
Basic earnings per share of common stock:					
Income (loss) from continuing operations	**$ 0.31**(1)	$ 1.01(2)	$ 1.45(3)	$ 0.30(4)	$ (1.66)(5)
Net income (loss)	**$ 0.31**	$ 1.15	$ 0.97	$ 0.18	$ (0.84)
Basic shares outstanding	**32,054**	31,557	30,615	29,308	26,446
Diluted earnings per share of common stock:					
Income (loss) from continuing operations	**$ 0.30**(1)	$ 1.00(2)	$ 1.42(3)	$ 0.30(4)	$ (1.66)(5)
Net income (loss)	**$ 0.30**	$ 1.13	$ 0.95	$ 0.18	$ (0.84)
Diluted shares outstanding	**32,542**	32,050	31,322	29,511	26,446

	2002	2001	2000	1999	1998
			As of June 30,		
Selected Balance Sheet Data:					
Total assets	**$281,165**	$278,482	$239,030	$238,079	$207,522
Working capital	**171,048**	173,083	146,321	117,369	99,132
Long-term debt	—	—	—	—	—
Stockholders' equity	**259,528**	256,386	205,420	172,079	155,291

(1) Income from continuing operations for fiscal 2002 includes an after-tax charge of $0.8 million, $0.03 per diluted share, for employee separation costs.

(2) Income from continuing operations for fiscal 2001 includes an after-tax charge of $13.0 million, $0.40 per diluted share, related to an executive buyout agreement, and an after-tax charge of $2.3 million, $0.07 per diluted share, for the costs of relocating our manufacturing and executive offices to Waukegan, Illinois during the year.

(3) Income from continuing operations for fiscal 2000 includes an after-tax reversal of an excess accrual of $9.7 million, $0.31 per diluted share, related to patent litigation, and an after-tax charge of $1.2 million, $0.04 per diluted share, from our 1998 spin-off of Midway Games Inc. related to the adjustment of compensatory stock options.

(4) Income from continuing operations for fiscal 1999 includes an after-tax charge of $1.9 million, $0.06 per diluted share, from our 1998 spin-off of Midway Games Inc. related to the adjustment of compensatory stock options.

(5) Loss from continuing operations for fiscal 1998 includes an after-tax charge of $39.9 million, $1.51 per diluted share, from our 1998 spin-off of Midway Games Inc. related to the adjustment of compensatory stock options.

>>> Fiscal 2002 Significant Events and Trends

Technology Improvement Plan

In January 2002, we announced a three part technology improvement plan to stabilize the operating system software in our gaming devices due to various software anomalies experienced with the existing operating system software. We had first reported in April 2001 that our gaming machines experienced software anomalies that permitted fraudulent player manipulation. In the spring and summer of 2001, we implemented software changes and upgraded our games on casino floors to version 2.41B1 or 2.51 of our operating system software that we believed resolved these particular anomalies. In November 2001, we identified and reported to gaming regulators two other operating system software issues with our games in Nevada and Mississippi. We believe these issues, which did not permit fraudulent player manipulation but resulted in disappearing or excessive credits, related to an upgrade of the operating system software to version 2.54 that we installed at the request of the regulators in these two jurisdictions in October and November 2001.

As a result of these anomalies and the publicity concerning them, in the December 2001, March 2002, and June 2002 quarters, we experienced delays in receiving regulatory approvals for new games by some regulators pending completion of the review of upgrades to our existing operating system software. Customers, aware of the three part technology improvement plan, purchased fewer new gaming devices from us. This resulted in lower game sales in these quarters. The game approval delays also had a negative impact on participation game revenue because we were unable to refresh our installed base of participation games on our planned six-month schedule.

In January 2002, we announced that we would simultaneously execute the following three part technology improvement plan:

- In the near-term, we are rewriting critical operating code segments, securing third-party critiques of our design process, and performing code audits and other software tests in order to improve the stability of the operating system by introducing two upgrades to our existing operating system.
- In the mid-term, we plan to develop, license or acquire a new operating system for our newly developed hardware platform.
- In the long-term, we plan to develop a next generation system, which we believe will integrate leading technologies for the gaming industry and serve as our primary system in the future.

Also in January 2002, our Board of Directors established an Executive Committee of the Board to oversee the execution of our technology improvement plan. Mr. Louis J. Nicastro, our Chairman of the Board of Directors and a non-employee director, was appointed Chairman of the Executive Committee of the Board of Directors.

In March 2002, we completed the initial programming and testing of version 2.57 of the operating system software, the first of the two upgrades to our existing operating system software to address the known causes of the software anomalies we had experienced to date. In early June 2002, we received approval from Mississippi regulators for version 2.57 of our operating system software. We upgraded all of our gaming devices in Mississippi to version 2.57 by June 30, 2002. As a result of the improvements on version 2.57 of our operating system software, in early August 2002, we received approval for our first new game theme in Mississippi in ten months.

In August 2002, we received approval for version 2.57 of the operating system software from the Nevada regulators. We expect to begin the upgrade of all of our existing games in Nevada casinos in September 2002. In September 2002, we received our first game approval from Nevada regulators. All new game approvals for all jurisdictions will now be on version 2.57 or higher of the operating system software until the next version of the operating system software is approved. At this time only one other jurisdiction, Ontario, Canada, has required an upgrade of the operating system in our existing gaming devices in their jurisdiction. Other jurisdictions could require an upgrade in the future.

We have developed the second upgrade to our operating system software, version 2.59, upon which we expect to begin receiving regulatory approvals in the winter of 2002. This upgrade is currently being tested before submission to the regulators. This second upgrade contains modest enhancements, more robustness improvements and some new functionality to our games.

With regard to the mid-term plan, in addition to an internal development alternative, we have entered into a paid up licensing agreement for a proprietary new computer circuit board and operating system from SDG, which we expect will meet our requirements as to design, quality, architecture and functionality. We expect to make our first submission of the operating system to regulators in the March 2003 quarter and begin receiving regulatory approvals on the mid-term solution in the summer of 2003 in conjunction with a new gaming device platform we have developed. At the same time, we expect the computer circuit board and operating system to be retrofittable into our installed base of over 50,000 games already in casinos.

For the long-term plan, we contracted with an independent specialist to develop the design specification for our next generation system. We received the completed design specification and were able to have several of the components of this specification included in the operating system that SDG is currently designing for us. We currently intend to use the SDG system as the foundation for our long-term solution.

To partially offset an anticipated reduction in revenues and an expected increase in research and development expenses to implement the technology improvement plan, we reduced our workforce in January 2002. We recorded a nonrecurring, pre-tax charge of $1.3 million, or $0.03 per diluted share (after tax), in the December 2001 quarter for employee separation costs.

While we have begun to receive approvals for new games in Mississippi and in Nevada, we anticipate that our revenues from sales of new gaming devices in fiscal 2003 will improve only modestly over the 6,916 units we sold in fiscal 2002. We believe customers will wait to purchase our gaming devices until the mid-term solution

>>>

is available beginning in the summer of 2003, as that system is expected to be an improvement over the existing operating system, and it will have a variety of features and functionality needed by our customers that the upgrades to our existing system lack. We do expect that revenues from game conversions will be stronger in fiscal 2003 as customers will refresh existing WMS gaming devices with new games. We also expect to be able to refresh our participation games with greater frequency in fiscal 2003 than in fiscal 2002, which should improve the net win per day for those gaming devices.

Other Recent Matters

In fiscal 2002, we completed the renovation of our former manufacturing facility in Chicago to a state-of-the-art technology campus for our game development and engineering staff. The facility provides greater features and functionality to our product development staff and contains room for expansion as we increase our headcount in order to implement our business strategy to be able to meet all of the gaming device needs of our casino customers.

The September 11 attack on America caused a reduction in overall levels of business and leisure airline travel. The reduced travel had an adverse effect on the casino and gaming industry particularly in Nevada. With the impact of the September 11 attacks exacerbating the general economic slowdown, we believe Nevada-based casino operators reassessed and lowered their capital spending and leasing plans especially for the December 2001 and March 2002 quarters. We experienced reduced game play on our participation games in the December 2001 quarter, particularly in Las Vegas casinos.

We elected to delay the launch of the ninth *MONOPOLY* branded participation game, *Party Train*, from the September 2001 quarter to bring this product to market when casino patronage levels would likely return to more normal levels in Nevada. We launched the *MONOPOLY Party Train* game in Nevada in October 2001 and in most other gaming jurisdictions later in the December 2001 quarter. The next version in this series, *Hot Properties*, is scheduled for launch in October 2002, with the eleventh version, *Free Parking*, expected to be launched in the spring of 2003. We expect to see an increase in the *MONOPOLY* series installed base subject to receipt of regulatory approvals following the upgrade of our operating system software.

We also delayed the launch of the *HOLLYWOOD SQUARES* themed participation games pending stabilization of casino patronage levels, introducing it in January 2002 at four Harrah's properties. Harrah's has a limited exclusivity period for the *HOLLYWOOD SQUARES* participation games in all jurisdictions in which Harrah's operates. We received regulatory approvals to introduce the product at additional Harrah's properties in the March 2002 quarter, with the remaining regulatory approvals anticipated following implementation of the upgrade to our existing operating system software. We expect to install this game in most remaining jurisdictions during the September and December 2002 quarters, and we expect to have a new version of *HOLLYWOOD SQUARES* approved for introduction in the March 2003 quarter.

In April 2002, we introduced *SURVIVOR* as a wide-area progressive game under our agreement with IGT, which uses IGT's *MegaJackpots* wide-area progressive operating system and gaming platform. By June 30, 2002, two wide-area progressive links were established: Nevada and Native American. The game will be distributed on a wide-area link in other jurisdictions as well as on a stand-alone participation basis in those jurisdictions in which achieving a critical mass of games on a wide-area link is unlikely. Approvals in all major North American gaming jurisdictions are expected to be received by December 2002.

In May 2002, we introduced *PAC-MAN* as a new series of branded participation games at four Park Place Entertainment, Inc. properties in Atlantic City. Park Place has a limited exclusivity period for *PAC-MAN* participation games in all jurisdictions in which Park Place operates. We have received additional regulatory approvals to introduce the product in other jurisdictions with the remaining regulatory approvals anticipated following the upgrade of our operating system software. We expect to install this game in most of the remaining jurisdictions during the September and December 2002 quarters, and expect to release a new version of *PAC-MAN*, called *MS. PAC-MAN*, in the March 2003 quarter.

Effective March 1, 2002, we issued a restricted stock grant of 250,000 shares of our common stock held in treasury to Mr. Louis J. Nicastro, our Chairman of the Board of Directors and a non-employee director. This grant was issued in consideration for his agreeing to serve as Chairman of the Executive Committee of the Board of Directors, which was established to provide enhanced oversight of the timely completion of our technology improvement plan. The restricted stock grant vests on June 30, 2003, subject to the Board of Directors' satisfaction of the fulfillment of specified performance conditions relating to the Company's technology improvement plan. The tax effected market value of the restricted stock grant at the date of the grant is recorded as unearned restricted stock as a separate component of stockholders' equity and adjusted to current market value as of the balance sheet date. Under terms of the grant, the shares vest upon death, disability or change in control. When it becomes probable that fulfillment of the performance conditions will be met, the market value of the restricted stock at that time will be recorded as compensation expense.

>>> Critical Accounting Policies

We value inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations and rescheduling. In fiscal 2004, we expect to introduce a new gaming platform which will likely accelerate the obsolescence of existing product lines. In addition, demand for parts inventory is subject to technical obsolescence. Inventory on hand in excess of forecasted demand is written down to market value. Actual demand may differ from anticipated demand, and such differences may have a material effect on the financial statements.

We depreciate our participation gaming devices and top boxes for participation games over a two-year useful life to a small salvage value. A material impact could occur if the actual useful life of the participation gaming devices or top boxes is less than what was used in estimating depreciation expense, or if actual salvage value is less than the anticipated salvage value.

>>>

We license intellectual property from third parties for certain of our gaming machines. As part of our contracts with the licensors, we typically provide a guaranteed minimum royalty and prepayment of royalties, usually at the time the contract is signed even though the product may not be introduced until months or years later. We capitalize the prepaid royalty as other assets. At June 30, 2002, the minimum guaranteed royalty payments totaled $16.4 million of which $12.4 million has been paid and the balance is payable over various periods up to five years. In addition, the contracts provide for an additional $13.2 million of contingent royalty payments based upon future events occurring. Total prepaid royalties at June 30, 2002 were $11.6 million of which $6.2 million is in other current assets and $5.4 million is in other assets. Subsequent to June 30, 2002, we entered into new license and distribution agreements with guaranteed minimum royalties of $6.9 million, contingent royalty payments of an additional $12.6 million and paid advanced royalty payments of $3.5 million. We amortize prepaid royalties when the product is introduced, based upon contractual terms of the license agreements or the term of the license as revenue is earned. If we determine that the products we develop will not fully recover the guaranteed minimum amounts, we would record an immediate charge against earnings once such determination is made.

As part of our technology improvement plan discussed above, we have pursued alternative strategies for each phase of the plan, including licensing technologies from third parties. At June 30, 2002, our minimum guaranteed payments related to the technology alternatives totaled $3.0 million, which had been paid as advances with an additional $8.0 million of contingent royalty payments based on future events, and such amounts are included in the amounts described above. In July 2002, we entered into another licensed technology agreement with an additional minimum guarantee of $0.8 million, contingent royalty payments of an additional $4.5 million and paid advance royalty payments of $0.8 million and such amounts are included in the amounts described above as subsequent to June 30, 2002. If we determine that we will not realize the value of the guaranteed commitment for a particular licensed technology alternative, we will record an immediate charge against earnings at the time of such determination of up to $16.3 million if all of the alternatives were to have no further value to us.

We accrue expenses related to warranty, employee benefits, software anomalies and other contingencies based upon our best estimates of the costs that are probable of occurrence and reasonably estimable. Such estimates are updated monthly based on current information, however, such changes in estimates or actual expenses may exceed accrued amounts.

>>> Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to all legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal operation of a long-lived asset. This statement is effective for our 2003 fiscal year. We expect that adopting SFAS No. 143 will not have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." This statement requires that the same accounting model be used to recognize an impairment loss for long-lived assets, whether they are to be held and used, disposed of by sale, or disposed of other than by sale. This would apply to both previously held and used or newly acquired assets. It also broadens the presentation of discontinued operations to include more disposal transactions. This statement is effective for our 2003 fiscal year. We expect that adopting SFAS No. 144 will not have a material impact on our financial position or results of operations.

>>> Liquidity and Capital Resources

We believe that cash and cash equivalents and short-term investments of $104.3 million at June 30, 2002, exclusive of $1.3 million of restricted cash, along with our $50.0 million bank revolving line of credit that extends to May 21, 2003, and cash flow from operations will be adequate to fund our anticipated level of capital expenditures, cash to be invested in participation games, working capital required in the operation of our business, and increased research and development spending.

Our short-term investments primarily consist of Auction Market Preferred Stocks stated at cost, which approximates market value. These investments generally have no fixed maturity date but have dividend reset dates every 49 days or more. These investments can be liquidated under an auction process on the dividend reset dates subject to a sufficient number of bids being submitted. Our policy is to invest cash with issuers that have a high credit rating and to limit the amount of credit exposure to any one issuer.

We expect that, to implement our technology improvement plan, our expenditures on research and development over the next year will increase over fiscal 2002 levels due to increased head counts and associated expenses. We expect to add over 50 engineers and support staff for this effort, along with additional game development staff to increase the number of game themes we commercialize. We intend to maintain an increased level of research and development expenditures over the long-term in order to execute our plan of broadening our product line and developing our next-generation operating system.

We are not dependent on off-balance sheet financing arrangements to fund our operations. We utilize financing arrangements for leases of facilities and equipment and for minimum guaranteed royalty payments as follows:

	Payment Due by Period (000's)				
Contractual Obligations	Total	Less Than 1 Year	1–3 Years	4–5 Years	More Than 5 Years
Operating Leases	$2,913	$1,170	$1,720	$ 23	$ 0
Minimum Royalty Payments	4,041	925	2,716	400	—
Total Contractual Cash Obligations	$6,954	$2,095	$4,436	$423	$ 0

We do not have any special-purpose entities for investment or the conduct of our operations. We do have an agreement with IGT for the operation of a wide-area progressive system. The purpose of this operating agreement is to combine our licensing rights and game design expertise with IGT's proprietary wide-area progressive system. Under this agreement, we record in our consolidated financial statements our proportionate share of revenues and costs from operating activities, and the full value of assets we own and liabilities we incur in connection with this arrangement.

We have not entered into any derivative financial instrument. We do have a restricted stock grant and stock options granted to employees, members of our Board of Directors and consultants. We do not currently have any significant firm purchase commitments for raw material inventory.

Cash provided by continuing operating activities before changes in operating assets and liabilities was $34.2 million for fiscal 2002, as compared to cash provided of $58.7 million for fiscal 2001. The decrease was due to $26.5 million of decreased net income and $6.8 million of lower tax benefits from the exercise of common stock options in the current fiscal year, partially offset by $5.4 million of greater depreciation and amortization.

The changes in operating assets and liabilities resulted in $27.2 million of cash inflow for fiscal 2002, compared with a cash outflow of $34.7 million during the prior fiscal year. Cash inflow for fiscal 2002 was primarily due to a decrease in receivables, as a result of lower sales, and inventories, partially offset by an increase in other current assets. The decrease in receivables and inventories is due to a reduced level of overall business and our efforts to reduce inventory levels. The cash outflow for fiscal 2001 was primarily due to an increase in receivables, inventories, current refundable taxes, and other assets, and a decrease in current liabilities due to payments of liabilities of discontinued operations from comparable balances at June 30, 2000, partially offset by a smaller increase in accounts receivable.

Cash used by investing activities was $36.5 million for fiscal 2002, compared with cash used of $37.7 million for fiscal 2001. Cash used for the purchase of property, plant and equipment for fiscal 2002 was $16.3 million, compared with $8.1 million for fiscal 2001. This increase resulted from the final phases of improvements made to our Waukegan, Illinois headquarters and manufacturing facility and the renovation and conversion of our Chicago facility from a manufacturing facility to a technology campus. Cash used for additions to participation games was $18.5 million and $18.8 million for fiscal 2002 and 2001, respectively. The increase in installed games was 1,901 units in fiscal 2001 and 305 units in fiscal 2002. The participation game expenditures in fiscal 2002 reflect a relatively greater number of top box conversions and higher component costs. We used $2.5 million of cash in fiscal 2002 for the acquisition of Big Foot Software, which is engaged in the design and development of our proprietary wide-area progressive system. We also received $2.3 million of cash on the sale of land and a building to Midway Games Inc. which they had previously been renting from us. Net cash of $1.4 million was used for the purchase of short-term investments for fiscal 2002, compared to $10.7 million in fiscal 2001.

Cash provided by financing activities, which was from the exercise of common stock options, was $1.2 million for fiscal 2002 compared with $7.4 million for the prior fiscal year due to a lower number of option exercises. In January 2002, our Board of Directors authorized a twelve-month, $20 million common stock repurchase program. This allowed us to purchase our stock from time to time in open market or privately negotiated transactions. During the year ended June 30, 2002, we repurchased 545,500 shares for an aggregate price of $8.6 million. By July 31, 2002, we had completed our $20 million repurchase program purchasing a total of 1,568,000 shares or approximately 5% of outstanding shares, at an average price of $12.75 per share. In September 2002, our Board of Directors authorized an expansion of the stock repurchase program by $10 million for the next twelve months.

>>> Results of Operations

Fiscal 2002 Compared with Fiscal 2001

Consolidated revenues decreased 33.8% to $174.7 million in fiscal 2002 from $263.8 million in fiscal 2001. Total revenue decreased $89.1 million: $98.0 million from decreased product sales partially offset by an $8.9 million increase in participation game revenue. We shipped 6,916 video and mechanical reel type gaming devices in the current fiscal year, resulting in product and parts sales of $75.6 million versus 19,070 gaming devices shipped and $173.6 million of product and parts sales in the prior fiscal year. Gaming device sales were lower due to our inability to sell into certain jurisdictions until the summer of 2002 upgrade of our operating system software was approved. The average sales price increased from $8,355 in the prior fiscal year to $8,419 in the current fiscal year, primarily due to a change in our mix of products sold.

The increase in participation game revenue was due to an increase in the installed base of participation games to a total of 6,162 units installed at June 30, 2002, compared to 5,857 units installed at June 30, 2001. The installed base increased due to the introduction of three new series of participation games: *HOLLYWOOD SQUARES*, *PAC-MAN* and *SURVIVOR*. Average net win per day per machine decreased from $43.76 in fiscal 2001 to $40.05 in the current fiscal year. This decrease resulted primarily from the lack of approvals for new game titles to refresh the installed base of *MONOPOLY* and *Puzzle Pays* participation games as regulators awaited approval of the summer of 2002 upgrade of our operating system software. The back orders for our participation games stood at over 1,000 units as of June 30, 2002.

Consolidated gross profit in fiscal 2002 decreased 29.4% to $109.6 million from $155.2 million in fiscal 2001. The gross margin percentage increased from 58.9% in fiscal 2001 to 62.7% in fiscal 2002. The increase in the gross margin percentage resulted from the impact of higher margin participation game revenues being 56.7% of total revenue in fiscal 2002 versus 34.2% of total revenues in fiscal

2001. The gross margin on product sales decreased from 44.8% in fiscal 2001 to 33.8% in fiscal 2002 due to lower overall sales of products. The gross profit margin on participation game revenues decreased slightly from 85.8% in fiscal 2001 to 84.8% in fiscal 2002 due to higher replacement part and conversion costs on fully depreciated machines still in service and the lower average net revenue per day per machine.

Research and development expenses increased $9.6 million, or 58.0%, in the current fiscal year to $26.0 million from $16.4 million in fiscal 2001 as we continued to invest in people and technologies to develop new games, product platforms and operating systems, to execute on our three part technology improvement plan, and to pursue our business strategy to become a full service gaming device provider to our customers. The increase was primarily due to higher engineering expenditures and increased headcount, and included costs to adapt our games for distribution to international markets. We anticipate that higher staffing levels will allow us to increase the number of new games we introduce in the coming years. During fiscal 2002, we introduced five new games for sale and four new participation games.

Selling and administrative expenses decreased 35.0% from $72.4 million in fiscal 2001 to $47.1 million in the current fiscal year. The fiscal 2001 amount includes a $20.3 million pre-tax charge for an executive buyout agreement. Excluding this nonrecurring charge and the $0.7 million charge in the December 2001 quarter to effect a reduction in force, selling and administration expenses decreased 11.0%, due to our effort to manage controllable expenses and the headcount reductions.

Corporate relocation expenses of $3.7 million, or $0.07 per diluted share after tax, in fiscal 2001 represents costs associated with the relocation and centralization of our corporate headquarters, manufacturing, Chicago regional distribution and warehousing facilities to Waukegan, Illinois.

Depreciation and amortization increased during the current fiscal year to $23.9 million from $18.5 million in the prior fiscal year due to the increased average installed base of participation games and higher top box costs. The average installed base was 5,790 units for fiscal 2002 compared to 4,850 units for fiscal 2001. The 29.2% increase in depreciation expense reflects the 19.4% increase in the average installed base of participation games and more expensive top box costs, partially offset by a reduction in depreciation on those participation games originally installed in fiscal 1999 and 2000 that have been depreciated to estimated salvage value.

Operating income was $12.6 million in the current fiscal year, compared to $44.2 million in the prior fiscal year. The financial results of the prior fiscal year reflect the pre-tax charge of $20.3 million from the costs associated with an executive buyout agreement and $3.7 million of costs associated with our relocation to Waukegan, Illinois, while the financial results for fiscal 2002 reflect lower gross profits coupled with $1.3 million of employee separation costs, higher research and development costs related to new products and the three part technology improvement plan, as well as higher depreciation costs related to participation games.

The provision for income taxes on continuing operations decreased to $5.6 million in the current fiscal year from $18.1 million in the prior fiscal year. The decrease was due to lower pre-tax income in the current fiscal year. The effective tax rate was 36.2% in fiscal 2002, compared to 36.1% in fiscal 2001. This effective rate reflects the beneficial tax treatment of foreign sourced income, dividend investment income and tax credits.

Income from continuing operations was $9.9 million, or $0.30 per diluted share, in the current fiscal year, compared to $31.9 million, or $1.00 per diluted share, in the prior fiscal year.

Net income which includes continuing operations and discontinued operations was $9.9 million in fiscal 2002, or $0.30 per diluted share, compared to $36.3 million, or $1.13 per diluted share in fiscal 2001.

Fiscal 2001 Compared with Fiscal 2000

Consolidated revenues increased 21.2% to $263.8 million in fiscal 2001 from $217.6 million in fiscal 2000. Total revenue increased $46.1 million: $23.5 million from increased product sales and $22.6 million from increased participation game revenue. We shipped 19,070 video and mechanical reel type gaming devices in fiscal 2001, resulting in product and parts sales of $173.6 million versus 17,789 gaming devices shipped and $150.0 million of product and parts sales in fiscal 2000 due to the continued market acceptance of new themes, the impact of the opening of the California market and the launch of product sales outside of North America, partially offset by a decline in new casino openings from the prior fiscal year. In addition, the average sales price increased from $7,904 in the prior fiscal year to $8,355 in fiscal 2001 primarily due to a price increase implemented in August 2000 and a change in sales mix to higher priced products.

The increase in participation game revenue was due to an increase in the installed base of participation games to a total of 5,857 units installed at June 30, 2001, compared to 3,956 units installed at June 30, 2000. The installed base increased due to continued growth in *MONOPOLY* games and the introduction of our second series of participation games in fiscal 2001 with *JUMBLE* and *SCRABBLE* brand games as the first games in the *Puzzle Pays* series. We introduced *Money Grab*, the eighth version of our *MONOPOLY* product, in February 2001. Average net win per day per machine decreased from $47.32 in fiscal 2000 to $43.76 in fiscal 2001. This decrease resulted primarily from the higher mix of games in lower net win jurisdictions in fiscal 2001. The backlog for our participation games stood at over 550 units as of June 30, 2001.

Consolidated gross profit in fiscal 2001 rose 28.2% to $155.2 million from $121.1 million in fiscal 2000. The gross margin percentage increased from 55.6% in fiscal 2000 to 58.9% in fiscal 2001. The increase in gross margin percentage resulted from higher gross profit margins on product sales and the impact of higher margin

>>>

participation game revenues being a slightly higher portion of total revenues. The gross margin on gaming product sales increased from 41.2% in fiscal 2000 fiscal year to 44.8% in fiscal 2001 due to the increase in average sales price and the mix of products to higher margin products, including higher game conversion revenues, coupled with realizing benefits from consolidating manufacturing, warehousing and distribution operations in Waukegan, Illinois in December 2000. The gross profit margin on participation game revenues decreased slightly from 87.7% in fiscal 2000 to 85.8% in fiscal 2001 due to higher replacement part costs on fully depreciated machines still in service and the lower average net revenue per day per machine.

Research and development expenses increased $4.7 million, or 41.0%, in fiscal 2001 to $16.4 million from $11.7 million in fiscal 2000 as we continued to invest in people and technologies to develop new games, product platforms and operating systems. The increase was primarily due to higher engineering expenditures and increased headcount, and included costs to adapt our games for distribution to international markets. During fiscal 2001, we introduced five new games for sale and four new participation games, including *SCRABBLE* and our latest version of *MONOPOLY, Money Grab®*.

Selling and administrative expenses increased 69.5% from $42.7 million in fiscal 2000 to $72.4 million in fiscal 2001. The fiscal 2001 amount includes a $20.3 million pre-tax charge for an executive buyout agreement. Excluding this nonrecurring charge, selling and administration expenses increased 22.1%, as we increased our cost structure to support our 21.2% revenue growth.

Corporate relocation expenses of $3.7 million, or $0.07 per diluted share after tax, in fiscal 2001 represent costs associated with the relocation and centralization of our corporate headquarters, manufacturing, Chicago regional distribution and warehousing facilities to Waukegan, Illinois.

Depreciation and amortization increased during fiscal 2001 to $18.5 million from $14.3 million in fiscal 2001 due primarily to the increase in the installed base of participation games. The average installed base was 4,850 units for fiscal 2001, compared to 3,414 units for fiscal 2000. The 28.9% increase in depreciation and amortization expense reflects the 42.1% increase in the average installed base of participation games partially offset by a reduction in depreciation on those participation games originally installed in fiscal 1999 that have been depreciated to estimated salvage value.

Operating income was $44.2 million in fiscal 2001, compared to $68.0 million in fiscal 2000. The financial results of fiscal 2001 reflect the pre-tax charge of $20.3 million from the costs associated with an executive buyout agreement and $3.7 million of costs associated with our relocation to Waukegan, Illinois, while the financial results for fiscal 2000 include a $15.6 million gain from reversal of an excess accrual due to settlement of patent litigation. Excluding these items, operating income increased 30.2% from $52.4 million in fiscal 2000 to $68.1 million in fiscal 2001 as revenue and gross profit increases were partially offset by higher research and development, selling and administrative and depreciation and amortization expenses.

The provision for income taxes on continuing operations decreased to $18.1 million in fiscal 2001 from $27.0 million in fiscal 2000. The decrease was due to lower pre-tax income and a lower effective tax rate in fiscal 2001. The effective tax rate was 36.1% in fiscal 2001, compared to 37.8% in fiscal 2000. This lower effective rate reflects the beneficial tax treatment of foreign sourced income, dividend investment income and higher tax credits in fiscal 2001.

Income from continuing operations was $31.9 million, or $1.00 per diluted share, in fiscal 2001, compared to $44.4 million, or $1.42 per diluted share, in fiscal 2000. The financial results of fiscal 2001 reflect the after-tax charges of $13.0 million, or $0.40 per diluted share, from the costs associated with an executive buyout agreement and $2.3 million, or $0.07 per diluted share, for costs associated with our relocation to Waukegan, Illinois, while the financial results for fiscal 2000 include a one-time after-tax gain of $9.7 million, or $0.31 per diluted share, from the reversal of the excess accrual related to the settlement of patent litigation. Excluding these items, income from continuing operations increased 36.2% from $34.7 million, or $1.11 per diluted share, in fiscal 2000 to $47.2 million, or $1.47 per diluted share, in fiscal 2001 as revenue and gross profit increases were partially offset by higher research and development, selling and administrative and depreciation and amortization expenses.

Net income, which includes continuing operations and discontinued operations, was $36.3 million, or $1.13 per diluted share, for fiscal 2001, compared to $29.8 million, or $0.95 per diluted share, for fiscal 2000.

>>> Impact of Inflation

During the past three years, the general level of inflation affecting us has been relatively low. Our ability to pass on future cost increases in the form of higher sales prices will continue to be dependent on the prevailing competitive environment and the acceptance of our products in the marketplace.

>>>

Our common stock, $.50 par value, is traded publicly on the New York Stock Exchange under the symbol "WMS." The following table shows the high and low sale prices of our common stock for the two most recent fiscal years, as reported on the NYSE:

	High ($)	Low ($)
Fiscal Year Ended June 30, 2002		
First Quarter	**31.41**	**16.00**
Second Quarter	**21.21**	**17.05**
Third Quarter	**20.10**	**15.26**
Fourth Quarter	**18.82**	**12.25**
Fiscal Year Ended June 30, 2001		
First Quarter	23.38	14.38
Second Quarter	23.88	13.44
Third Quarter	20.89	15.65
Fourth Quarter	32.64	16.63

No cash dividends were declared or paid during fiscal 2002 or 2001. The payment of future cash dividends will depend upon, among other things, our earnings, anticipated expansion and capital requirements and financial condition.

On September 12, 2002, there were approximately 997 holders of record of our common stock.

WMS Industries Inc. 2002
Certificate of Chief Executive Officer and Chief Financial Officer and Audit Committee Report

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of WMS Industries Inc. (the "Company") on Form 10-K for the year ending June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brian R. Gamache, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §§ 1350, as adopted pursuant to §§ 906 of the Sarbanes-Oxley Act of 2002, that:
(1) The Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

September 20, 2002

Brian R. Gamache
Chief Executive Officer

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of WMS Industries Inc. (the "Company") on Form 10-K for the year ending June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Scott D. Schweinfurth, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §§ 1350, as adopted pursuant to §§ 906 of the Sarbanes-Oxley Act of 2002, that:
(1) The Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

September 20, 2002

Scott D. Schweinfurth
Chief Financial Officer

Audit Committee Report

The Audit Committee of our Board of Directors is composed of three independent directors, as defined in The NYSE Listed Company Manual, paragraph 303.01(B), and operates under a written charter adopted by the Board. WMS' management is responsible for its internal accounting controls and the financial reporting process. Our independent auditors, Ernst & Young LLP, are responsible for performing an independent audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

In keeping with that responsibility, the Audit Committee has reviewed and discussed WMS' audited consolidated financial statements with management. In addition, the Audit Committee has discussed with WMS' independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committees," as amended.

The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and has discussed with the independent auditors their independence.

Based on the Audit Committee's discussions with management and the independent auditors and the Audit Committee's review of the representations of management and the report of the independent auditors, the Audit Committee recommended to our Board of Directors that the audited consolidated financial statements be included in WMS' Annual Report on Form 10-K for the year ended June 30, 2002 for filing with the Securities and Exchange Commission.

This report is respectfully submitted by the Audit Committee of the Board of Directors.

William E. McKenna (Chairman)

William C. Bartholomay

Ira S. Sheinfeld

Report of Independent Auditors

To the Stockholders and Board of Directors
WMS Industries Inc.

We have audited the accompanying consolidated balance sheets of WMS Industries Inc. and subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WMS Industries Inc. and subsidiaries at June 30, 2002 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
August 7, 2002

WMS Industries Inc. 2002
Consolidated Balance Sheets

(In thousands, except share amounts)	June 30, 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 32,671	$ 14,963
Short-term investments	72,909	71,524
	105,580	86,487
Receivables, net of allowances of $2,642 in 2002 and $3,931 in 2001	24,820	46,218
Notes receivable, current portion	11,589	13,857
Income tax receivable	9,491	10,431
Inventories:		
Raw materials and work in progress	15,448	16,656
Finished goods	14,225	16,290
	29,673	32,946
Other current assets	11,532	5,240
Total current assets	192,685	195,179
Gaming machines on participation or lease, net	31,514	32,409
Property, plant and equipment, net	41,546	31,973
Other assets	15,420	18,921
Total assets	$281,165	$278,482
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 7,646	$ 6,659
Accrued compensation and related benefits	4,770	5,753
Other accrued liabilities	9,221	9,684
Total current liabilities	21,637	22,096
Commitments and contingencies (see Note 11)		
Stockholders' equity:		
Preferred stock (5,000,000 shares authorized, none issued)	—	—
Common stock (32,346,519 shares issued in 2002 and 32,236,380 shares issued in 2001)	16,173	16,118
Additional paid-in capital	198,347	198,276
Retained earnings	52,245	42,391
Accumulated other comprehensive income (loss)	67	(17)
Unearned restricted stock (250,000 shares in 2002)	(1,960)	—
Treasury stock, at cost (372,812 shares in 2002 and 77,312 shares in 2001)	(5,344)	(382)
Total stockholders' equity	259,528	256,386
Total liabilities and stockholders' equity	$281,165	$278,482

See notes to consolidated financial statements.

(In thousands, except per share amounts)	Years Ended June 30, 2002	2001	2000
Revenues:			
Product sales	$ 75,558	$173,572	$150,033
Participation and lease revenues	99,136	90,200	67,596
Total revenues	174,694	263,772	217,629
Costs and expenses:			
Cost of product sales	50,020	95,765	88,217
Cost of participation and lease revenue	15,108	12,772	8,342
Research and development	25,977	16,443	11,658
Selling and administrative	47,088	72,404	42,713
Depreciation and amortization	23,892	18,496	14,346
Corporate relocation	—	3,653	—
Reversal of excess accrual due to settlement of litigation	—	—	(15,631)
Total costs and expenses	162,085	219,533	149,645
Operating income	12,609	44,239	67,984
Interest and other income	2,841	5,748	3,454
Income from continuing operations before income taxes	15,450	49,987	71,438
Provision for income taxes	5,596	18,069	27,016
Income from continuing operations	9,854	31,918	44,422
Discontinued operations, net of applicable income taxes:			
Pinball and cabinets segment			
Loss from discontinued operations	—	—	(469)
Income (costs) related to discontinuance	—	4,409	(13,070)
Contract manufacturing segment			
Income from discontinued operations	—	—	598
Costs related to discontinuance	—	—	(1,675)
Income (loss) from discontinued operations	—	4,409	(14,616)
Net income	$ 9,854	$ 36,327	$ 29,806
Basic earnings per share of common stock:			
Income from continuing operations	$ 0.31	$ 1.01	$ 1.45
Net income	$ 0.31	$ 1.15	$ 0.97
Diluted earnings per share of common stock:			
Income from continuing operations	$ 0.30	$ 1.00	$ 1.42
Net income	$ 0.30	$ 1.13	$ 0.95
Average number of shares outstanding—basic	32,054	31,557	30,615
Average number of shares outstanding—diluted	32,542	32,050	31,322

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(In thousands, except share amounts)	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Unearned Restricted Stock	Treasury Stock, at Cost	Total Stockholders' Equity	Comprehensive Income
Balance, June 30, 1999	$ 15,214	$ 180,989	$(23,742)	$ —	$ —	$ (382)	$ 172,079	
Net income			29,806				29,806	$29,806
Issuance of 491,421 shares of common stock through exercise of stock options	246	1,333					1,579	
Tax benefit of stock options exercised		1,956					1,956	
Balance, June 30, 2000	15,460	184,278	6,064	—	—	(382)	205,420	$29,806
Net income			36,327				36,327	$36,327
Issuance of 1,316,338 shares of common stock through exercise of stock options	658	6,770					7,428	
Tax benefit of stock options exercised		7,228					7,228	
Foreign currency translation adjustment				(17)			(17)	(17)
Balance, June 30, 2001	16,118	198,276	42,391	(17)	—	(382)	256,386	$36,310
Net income			9,854				9,854	$ 9,854
Issuance of 110,139 shares of common stock through exercise of stock options	55	1,113					1,168	
Issuance of options to consultants		257					257	
Tax benefit of stock options exercised		406					406	
Issuance of 250,000 restricted shares from treasury		(1,705)			(1,960)	3,665	—	
Purchase of 545,500 treasury shares						(8,627)	(8,627)	
Minimum pension liability				(187)			(187)	(187)
Foreign currency translation adjustment				271			271	271
Balance, June 30, 2002	$16,173	$198,347	$52,245	$ 67	$(1,960)	$(5,344)	$259,528	$ 9,938

See notes to consolidated financial statements.

(In thousands)	Years Ended June 30, 2002	2001	2000
Cash Flows From Operating Activities			
Net income	$ 9,854	$ 36,327	$ 29,806
Adjustments to reconcile net income to net cash provided by operating activities:			
Discontinued operations:			
Loss from pinball and cabinets segment	—	—	469
Income from contract manufacturing segment	—	—	(598)
(Income) costs related to discontinuance	—	(4,409)	14,745
Depreciation and amortization	23,892	18,496	14,346
Provision for bad debts	—	815	1,943
Non-cash losses and expenses	288	3,177	—
Reversal of excess accrual due to settlement of litigation	—	—	(15,631)
Payment in settlement of litigation	—	—	(27,000)
Deferred income taxes	(215)	(2,954)	11,376
Tax benefit from exercise of common stock options	406	7,228	1,956
Increase (decrease) resulting from changes in operating assets and liabilities:			
Receivables	23,666	(6,623)	(18,529)
Income taxes	3,483	(7,325)	10,422
Inventories	3,273	(11,804)	4,022
Other current assets	(7,428)	(880)	(563)
Other assets	4,809	(7,600)	(808)
Accounts payable and accruals	(646)	(449)	9,250
Net cash provided by operating activities	61,382	23,999	35,206
Cash Flows From Investing Activities			
Purchase of property, plant and equipment	(16,344)	(8,124)	(3,079)
Additions to gaming machines on participation or lease	(18,531)	(18,844)	(8,860)
Acquisition, net of cash acquired	(2,500)	—	—
Proceeds from asset disposal	2,274	—	—
Net change in short-term investments	(1,385)	(10,724)	(60,800)
Net cash used by investing activities	(36,486)	(37,692)	(72,739)
Cash Flows From Financing Activities			
Cash received on exercise of stock options	1,168	7,428	1,579
Purchase of treasury stock	(8,627)	—	—
Net cash provided (used) by financing activities	(7,459)	7,428	1,579
Cash Flows From Discontinued Operations			
Pinball and cabinets segment	—	2,766	(5,073)
Contract manufacturing segment	—	(1,390)	2,227
Net cash provided (used) by discontinued operations	—	1,376	(2,846)
Effect of Exchange Rates on Cash	271	(17)	—
Increase (decrease) in cash and cash equivalents	17,708	(4,906)	(38,800)
Cash and cash equivalents at beginning of year	14,963	19,869	58,669
Cash and cash equivalents at end of year	$ 32,671	$ 14,963	$ 19,869

See notes to consolidated financial statements.

Note 1: Business Overview

WMS Industries Inc. ("WMS") is engaged in one business segment: the design, manufacture and marketing of slot machines (video and mechanical reel type) and video lottery terminals and the operation of participation gaming machines. WMS principally serves the casino gaming industry in the United States. Since 2000, however, WMS began expanding its business internationally to serve all significant legalized gaming jurisdictions worldwide. Although production remains exclusively in the United States, sales and services offices are located in Canada, Australia, Spain and South Africa. Sales and participation and lease revenue from customers in Europe, Canada, Latin America and Asia amounted to approximately $30.7 million or 17.6%, $21.0 million or 8.0%, and $17.7 million or 8.1% of total revenues for fiscal years 2002, 2001 and 2000, respectively. Revenue from outside the United States is denominated in U.S. dollars. At June 30, 2002 and 2001, 19.2% and 5.5%, respectively, of trade accounts receivable are from sales and participation and lease arrangements to the Company's customers located outside of the United States.

WMS generates revenues from two sources: 1) the sale of new and used gaming machines and related parts, conversion kits, and service, and 2) participation and lease placements, which are arrangements whereby WMS participates in the revenue or net win from a gaming device on a percentage or flat fee basis. Participation and lease revenues include wide-area progressive ("WAP") systems, which are electronically linked systems of gaming devices joined by a central computer, allowing the system to build a progressive jackpot with every wager made on the system. The current WAP systems are operated under an agreement with a WAP system provider whereby the profits of the games on the WAP system are shared equally.

On October 25, 1999, WMS announced the closing of its pinball and cabinets segment, and on August 10, 2000, WMS announced the discontinuance of its contract manufacturing segment with operations ceasing on September 30, 2000. Accordingly, the financial position, results of operations and cash flows of these segments have been reported as discontinued operations in the consolidated financial statements.

Note 2: Principal Accounting Policies

Consolidation Policy

The consolidated financial statements include the accounts of WMS and its wholly-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated. The Company's joint operating agreement, for which no legal entity exists, is accounted for by WMS in its consolidated financial statements by recording its proportionate share of revenues and expenses from operating activities and the full value of all of the assets it owns and liabilities it owes related to this agreement. The purpose of the joint operating agreement is to combine WMS' licensing rights and game design expertise with the proprietary wide-area progressive computer system of another gaming company. WMS designs and markets the games manufactured by the joint operating agreement partner who places such games in casinos on its wide-area progressive system.

Certain prior year balances have been reclassified to conform with the current year presentation.

Use of Estimates

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Such preparation requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents. Cash and cash equivalents includes restricted cash of $1.3 million required for funding wide-area progressive systems jackpot payments.

Short-Term Investments

All investments are designated as available-for-sale and are recorded at cost, which approximates market value. Short-term investments consist principally of Auction Market Preferred Stocks that generally have no fixed maturity dates but have dividend reset dates generally every 49 days or more.

Inventories

Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.

Property, Plant and Equipment and Gaming Machines on Participation or Lease

Property, plant and equipment and gaming machines on participation or lease are stated at cost and depreciated by the straight-line method over their estimated useful lives. Significant replacements and improvements are capitalized. Other maintenance and repairs are expensed.

WMS reviews the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. WMS has made no charges to income for estimated impairment losses in the years presented related to continuing operations.

Goodwill and Intangible Assets

The Company adopted Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," in the year ended

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June 30, 2002. SFAS No. 141 requires the purchase method of accounting for all business combinations initiated after June 30, 2001, and eliminates the pooling-of-interests method. Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is recorded under the purchase accounting method as required under SFAS No. 141. SFAS No. 142 changes the accounting for goodwill and indefinite lived intangible assets. These assets are no longer amortized but are to be reviewed annually, or more frequently if an event occurs or circumstances change, for indications that the asset might be impaired. Amortization is still required for identifiable intangible assets with finite lives, and any change in the lives assigned to amortizable assets will impact the results of operations.

The application of SFAS No. 142 did not result in any changes to reported results of operations for the year ended June 30, 2002. WMS did apply SFAS No. 141 to its acquisition of Big Foot Software Development & Research, LLC in July 2001 which resulted in $0.8 million of goodwill being recorded. In addition, $1.5 million of contingent consideration has been deposited into an escrow account and its payment is subject to the future fulfillment of specified conditions in the contract. WMS did not have any recorded goodwill as of June 30, 2001 or 2000. WMS did not record any impairment charges related to goodwill for fiscal 2002, 2001 or 2000 as part of continuing operations. In fiscal 2000, WMS recorded a $1.0 million charge for goodwill impairment related to its discontinued pinball and cabinets segment.

Included in other assets are royalty and licensing advances made in connection with licensing agreements for the use of intellectual property. The royalty and licensing advances will be amortized based on the contractual terms or the life of the asset once the products are commercialized. At June 30, 2002, $11.6 million of advance payments of royalties are included in the balance sheet. Estimated amortization expense, which is included in cost of participation and lease revenue in the income statement, for the years ended June 30, 2003, 2004, 2005 and 2006 is $6.2 million, $3.6 million, $1.4 million and $0.4 million, respectively. To the extent the products developed do not fully recover the guaranteed minimum amounts, WMS would record an immediate charge against earnings at the time of such determination.

Revenue Recognition

Product sales are made for cash, on normal credit terms of 90 days or less, and over longer term payment plans. Revenue is recognized from product sales when the title to the product and the risk and rewards of ownership transfer to the customer. Participation and lease revenue under operating type lease agreements are recognized when earned. Participation lease agreements are based on either a pre-determined percentage of the daily net win of each machine or a fixed daily rental fee. WAP revenues are based upon a predetermined percentage of amounts wagered ("coin in") on each gaming machine and are recognized as earned.

Advertising Expense

The cost of advertising is charged to earnings as incurred and for fiscal 2002, 2001 and 2000 was $0.8 million, $0.8 million and $0.6 million, respectively.

Research and Development

Research and development costs are expensed as incurred.

Foreign Currency Translation

The local currency is the functional currency (primary currency in which business is conducted) for the Company's operations in Canada, Spain, Australia and South Africa. Adjustments resulting from translating foreign functional currency assets and liabilities into U.S. dollars are recorded in a separate component of stockholders' equity. Gains or losses resulting from transactions in other than the functional currency are reflected in net income.

Reconciliation of Numerators and Denominators of the Basic and Diluted Earnings Per Share from Continuing Operations

Year Ended June 30, 2002 *(In thousands, except per share amounts)*	Income	Shares	Per Share Amount
Basic EPS			
Income available to common stockholders	$9,854	32,054	$0.31
Effect of dilutive securities—options	—	488	0.01
Diluted EPS			
Income available to common stockholders	$9,854	32,542	$0.30

Year Ended June 30, 2001 *(In thousands, except per share amounts)*	Income	Shares	Per Share Amount
Basic EPS			
Income available to common stockholders	$31,918	31,557	$1.01
Effect of dilutive securities—options	—	493	0.01
Diluted EPS			
Income available to common stockholders	$31,918	32,050	$1.00

Year Ended June 30, 2000 *(In thousands, except per share amounts)*	Income	Shares	Per Share Amount
Basic EPS			
Income available to common stockholders	$44,422	30,615	$1.45
Effect of dilutive securities—options	—	707	0.03
Diluted EPS			
Income available to common stockholders	$44,422	31,322	$1.42

Options to purchase 835,000 shares of common stock were outstanding during the year ended June 30, 2002, but were not included in the computation of diluted earnings per share because the option's exercise price was greater than the average market price of the common shares for the year. The options expire between 2007 and 2010. The 250,000 shares of unearned restricted stock were also not included in the computation of diluted earnings per share.

Options to purchase 290,000 shares of common stock were outstanding during the year ended June 30, 2000 but were not included in the computation of diluted earnings per share because the option's exercise price was greater than the average market price of the common shares for the year. The options expire on June 30, 2010.

Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to all legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal operation of a long-lived asset. This statement is effective for our 2003 fiscal year. We expect that adopting SFAS No. 143 will not have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." This statement requires that the same accounting model be used to recognize an impairment loss for long-lived assets, whether they are to be held and used, disposed of by sale, or disposed of other than by sale. This would apply to both previously held and used or newly acquired assets. It also broadens the presentation of discontinued operations to include more disposal transactions. This statement is effective for our 2003 fiscal year. We expect that adopting SFAS No. 144 will not have a material impact on our financial position or results of operations.

Note 3: Discontinued Operations

As discussed in Note 1, on October 25, 1999, WMS announced the closing of its pinball and cabinets segment and on August 10, 2000, WMS announced the discontinuance of its contract manufacturing segment with operations ceasing effective September 30, 2000. Accordingly, the financial position, results of operations and cash flows of these businesses have been reported as discontinued operations in the consolidated financial statements.

In fiscal 2000, the Company recorded a $21.3 million pre-tax loss for the closing of the pinball and cabinet operations, including cash expenses of $10.1 million, for projected operating losses through the disposal date, severance pay, and shut down expenses. The loss on disposal included $11.2 million in non-cash losses for the write-downs of receivables, inventory, plant and equipment to net realizable value. Tax benefits related to the loss on disposal were estimated to be $8.1 million.

In fiscal 2001, WMS recorded an after-tax gain of $1.3 million, which reflects the final adjustments to the Company's fiscal 2000 estimated loss on the disposal and the related tax expense. In addition, the Company recorded a tax benefit of $3.1 million related to the write-off for tax purposes of $8.6 million of goodwill associated with the original acquisition of the pinball business in 1969.

The condensed statement of operations for the pinball and cabinets segment for the fiscal year ended June 30, 2000 is as follows:

(In thousands)	2000
Revenues	$25,499
Costs and expenses	26,255
Loss before tax provision	(756)
Benefit for income taxes	(287)
Net loss	$ (469)

In fiscal 2000, the Company recorded a $2.8 million pre-tax loss for the closing of its contract manufacturing business, including cash expenses of $1.2 million, for severance pay and shut down expenses. The loss on disposal included $1.6 million in non-cash losses for write-downs of receivables, inventory, plant and equipment to net realizable value. Tax benefits related to the loss on disposal were estimated to be $1.1 million.

The condensed statement of operations for the contract manufacturing segment for the fiscal year ended June 30, 2000 is as follows:

(In thousands)	2000
Revenues	$11,118
Costs and expenses	10,153
Income before tax provision	965
Provision for income taxes	367
Net income	$ 598

Note 4: Property, Plant and Equipment and Gaming Machines on Participation or Lease

At June 30, net property, plant and equipment were:

(In thousands)	2002	2001
Land	$ 2,608	$ 2,985
Buildings and improvements	30,264	25,116
Machinery and equipment	21,127	16,147
Furniture and fixtures	5,404	4,483
	59,403	48,731
Less accumulated depreciation	(17,857)	(16,758)
Net property, plant and equipment	$ 41,546	$ 31,973

At June 30, net gaming machines on participation or lease were:

(In thousands)	2002	2001
Gaming machines	$ 78,748	$ 64,967
Less accumulated depreciation	(47,234)	(32,558)
Net gaming machines on participation or lease	$ 31,514	$ 32,409

The Company reclassified $8.1 million of inventory to gaming machines on participation or lease for the year ended June 30, 2001.

Note 5: Other Assets

At June 30, other assets were:

(In thousands)	2002	2001
Deferred tax assets—non-current	$ 3,669	$ 4,861
Notes receivable	800	5,637
Prepaid royalties	5,414	4,616
Receivable from Midway Games, Inc.	2,836	3,207
Other	2,701	600
Total other assets	$15,420	$18,921

Note 6: Other Accrued Liabilities

At June 30, other accrued liabilities were:

(In thousands)	2002	2001
Accrued property taxes	$ 1,211	$ 1,034
Royalties payable	3,897	2,534
Warranty reserves	1,163	1,466
Sales taxes payable	872	1,652
Other accrued liabilities	2,078	2,998
Total accrued liabilities	$ 9,221	$ 9,684

Note 7: Income Taxes

The following is a summary of income from continuing operations before income taxes of U.S. and international operations for the three years ended June 30, 2002:

(In thousands)	2002	2001	2000
United States	$14,846	$49,869	$71,438
International	604	118	—
Total	$15,450	$49,987	$71,438

Significant components of the provision (benefit) for income taxes for the three years ended June 30, 2002 were:

(In thousands)	2002	2001	2000
Current			
Federal	$ 4,449	$11,064	$11,828
State	637	2,570	1,856
Foreign	319	161	—
Total current	5,405	13,795	13,684
Deferred			
Federal	(101)	(2,721)	10,478
State	(9)	(233)	898
Foreign	(105)	—	—
Total deferred	(215)	(2,954)	11,376
Provision for tax benefit resulting from stock options	406	7,228	1,956
Provision for income taxes on continuing operations	5,596	18,069	27,016
Benefit for income taxes on discontinued operations	—	(1,807)	(9,246)
Income tax provision, net	$ 5,596	$16,262	$17,770

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes. Significant components of the Company's deferred tax assets and liabilities at June 30 were:

(In thousands)	2002	2001
Deferred tax assets resulting from:		
Inventory valuation	$ 175	$1,265
Receivables valuation	1,187	1,553
Book over tax depreciation	3,366	4,861
Accrued items not currently deductible	811	619
Other	461	57
Total deferred tax assets	$6,000	$8,355
Deferred tax liabilities resulting from:		
Federal tax benefit of deferred state taxes	207	255
Other	98	77
Total deferred tax liabilities	305	332
Net deferred tax assets	$5,695	$8,023

No deferred tax provision has been made for United States taxes related to approximately $0.9 million of undistributed earnings of foreign subsidiaries, which are considered to be permanently reinvested. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing, if and when the remittance occurs.

The provision for income taxes on continuing operations differs from the amount computed using the statutory federal income tax rate for the three years ended June 30, 2002 as follows:

	2002	2001	2000
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.9	2.9	2.9
Dividend received deduction on investment income	(2.6)	(1.3)	(0.4)
Research tax credits	(1.8)	(0.6)	—
Permanent items	1.4	0.8	—
Foreign rate differential	(0.4)	(1.0)	—
Other, net	1.7	0.3	0.3
Effective tax rate	36.2%	36.1%	37.8%

Taxes paid in the years ended June 30, 2002, 2001 and 2000 were $11.5 million, $20.3 million and $5.9 million, respectively. Refunds received in the years ended June 30, 2002, 2001 and 2000 were $10.4 million, $1.0 million and $2.1 million, respectively.

Note 8: Line of Credit and Long-Term Debt

The Company has an unused line of credit for $50.0 million under a revolving credit agreement for a one-year term to May 21, 2003 which contains usual credit terms for a bank line. No borrowing occurred on the line in the years ended June 30, 2002 and 2001.

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Note 9: Stockholders' Equity and Common Stock Plans

Authorized common stock of the Company consists of 100,000,000 shares of $.50 par value. At June 30, 2002, 3,823,788 shares of common stock were reserved for possible issuance under stock option plans. Additionally, there are 5,000,000 shares of $.50 par value preferred stock authorized. The preferred stock is issuable in series, and the relative rights and preferences and the number of shares in each series are to be established by the Board of Directors.

On April 6, 1998, the WMS Rights Agreement became effective. Under the Rights Agreement, each share of WMS common stock has an accompanying Right to purchase, under certain conditions, one one-hundredth of a share of the Company's Series A Preferred Stock at an exercise price of $100, permitting each holder to receive $200 worth of the Company's common stock valued at the then current market price. The Rights become exercisable if any person or entity that did not, before the Plan was adopted, own 15% or more of our common stock acquires beneficial ownership of 15% or more of our common stock. The Rights are redeemable by the Company at $.01 per Right, subject to certain conditions, at any time and expire in 2007.

Under the stock option plans, the Company may grant both incentive stock options and nonqualified options on shares of common stock through the year 2012. Options may be granted to employees and under certain conditions to non-employee directors and consultants. The stock option committee has the authority to fix the terms and conditions upon which each option is granted, but in no event shall the term exceed ten years or the strike price generally be granted at less than 100% of the fair market value of the stock on the date of grant.

WMS utilizes the Black-Scholes pricing model to determine the fair value of options issued in exchange for services from consultants. During 2002, the Company incorporated the following assumptions into the model: risk-free rate—4%, expected volatility—.44 and expected dividend—zero. The risk-free rate is determined based on the interest rate of U.S. Government treasury obligations with a maturity date comparable to the life of the option issued. Other assumptions, relating to option life, strike price and stock price, are determined at the date the option is issued. The expense recognized is based on the vesting schedule of the options granted. During fiscal 2002, WMS expensed $0.3 million for the value of common stock options issued for services from consultants.

On September 30, 1997, the Company entered into an agreement with each of the holders of all of the common stock options then outstanding, which were exercisable into 4,089,011 shares of WMS common stock, regarding an option adjustment in connection with the Midway spin-off, to compensate the holders for the lost opportunity value represented by the shares of Midway distributed in the spin-off which option holders did not participate in. Expense related to the adjustment of stock options that were not vested as of June 30, 1998 was recorded and paid consistent with the options' vesting schedule. During fiscal 2001 and 2000, $0.2 million and $2.0 million of such expense was recorded, respectively. As of June 30, 2001, all obligations under this agreement had been paid.

In January 2002, the Board of Directors approved a twelve-month plan to repurchase up to $20 million of the Company's common stock in open market or privately negotiated transactions. As of June 30, 2002, the repurchases under this plan were 545,500 shares at a cost of $8.6 million. In July 2002, the Company completed its repurchase plan with an aggregate of 1,568,000 shares repurchased or 5% of the amount previously outstanding. In September 2002, the Board of Directors authorized an expansion of the stock repurchase program by $10 million for the next twelve months.

Effective March 1, 2002, WMS issued a restricted stock grant of 250,000 shares of the Company's common stock held in treasury to Mr. Louis J. Nicastro, our Chairman of the Board of Directors and a non-employee director. The grant was issued in consideration for his agreeing to serve as Chairman of the Executive Committee of the Board of Directors, which was established to provide enhanced oversight of the timely completion of the technology improvement plan. The restricted stock grant vests on June 30, 2003, subject to the Board of Directors' satisfaction of the fulfillment of specified performance conditions relating to the Company's technology improvement plan. The tax effected market value of the restricted stock grant at the date of the grant is recorded as unearned restricted stock as a separate component of stockholders' equity and adjusted to current market value as of the balance sheet date. Under terms of the grant, the shares vest upon death, disability or change in control. When it becomes probable that fulfillment of the performance conditions will be met, the market value of the restricted stock at that time will be recorded as compensation expense.

A summary of the status of the Company's stock option plans for the three years ended June 30, 2002 was as follows:

	Options (000)	Weighted Average Exercise Price
Outstanding at June 30, 1999	2,329	$ 5.16
Granted	1,103	9.62
Exercised	(491)	3.21
Forfeited	(261)	6.56
Outstanding at June 30, 2000	2,680	6.97
Granted	1,626	18.40
Exercised	(1,316)	5.69
Forfeited	(667)	15.95
Outstanding at June 30, 2001	2,323	13.03
Granted	1,315	16.70
Exercised	(110)	10.61
Forfeited	(134)	7.62
Outstanding at June 30, 2002	3,394	$14.74

The following table summarizes information about stock options outstanding at June 30, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (000)	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Outstanding (000)	Weighted Average Exercise Price
$ 2.51–$ 3.75	194	2.1	$ 3.43	179	$ 3.40
4.32– 5.25	65	5.9	4.48	61	4.43
7.13– 10.50	564	7.5	8.91	204	9.00
10.75– 16.04	1,047	8.1	14.10	458	13.36
16.88– 22.88	1,524	8.6	19.22	568	18.79
$ 2.51–$22.88	3,394	7.8	$14.74	1,470	$13.27

At June 30, 2002, 430,000 shares were available for future grants under the plans. At June 30, 2001, 476,000 options with a weighted average exercise price of $7.51 per share were exercisable. At June 30, 2000, 1,386,000 options with a weighted average exercise price of $5.38 per share were exercisable.

The Company has a Treasury Share Bonus Plan for key employees covering all the shares of common stock held in the treasury. The vesting and other terms of the awards are flexible. No awards of treasury stock were outstanding under this plan at June 30, 2002 or 2001.

The Company has elected to continue to follow APB Opinion No. 25 to account for stock options granted to employees and directors, as allowed by SFAS No. 123. Under APB No. 25, the Company does not recognize compensation expense upon the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date.

The pro forma net income impact of the options, accounted for under SFAS No. 123 amortizing the fair value of the granted options over their vesting period, is as follows:

(In thousands, except per share amounts)	2002	2001	2000
Pro forma net income	$3,262	$33,230	$28,646
Pro forma net income per share:			
Basic	$ 0.10	$ 1.05	$ 0.94
Diluted	$ 0.10	$ 1.04	$ 0.91

The pro forma fair value of each option grant is estimated on the date of grant or modification using the Black-Scholes option pricing model with the following weighted average assumptions used for modifications and grants in fiscal 2002, 2001 and 2000: dividend yield 0% for all three years; expected volatility of .44 in fiscal 2002, .60 in fiscal 2001 and .75 in fiscal 2000; risk-free interest rates of 4.00% in 2002, 5.00% in 2001 and 6.00% in 2000; and expected life of the options of 6 years for all three years. The weighted average pro forma fair value, using the Black-Scholes assumptions noted above, of the options granted during fiscal 2002, 2001 and 2000 was $8.04, $11.25 and $6.75, respectively.

Note 10: Concentration of Credit and Market Risk and Fair Value Disclosures of Financial Instruments

Financial instruments which potentially subject the Company to concentrations of credit and market risk consist primarily of cash equivalents, short-term investments and trade notes and accounts receivable. By policy, the Company places its cash equivalents and short-term investments only in high credit quality securities and limits the amounts invested in any one security. The accounts and notes receivable from the sale of gaming devices are generally from a large number of customers with no significant concentration other than in Nevada.

In fiscal year 2000, one domestic customer accounted for approximately 10.3% of consolidated sales. No customers accounted for more than 10% in fiscal years 2002 and 2001.

The amount reported for cash equivalents and short-term investments is considered to be a reasonable estimate of their fair value.

Note 11: Commitments and Contingencies

The Company leases certain of its office facilities and equipment under non-cancelable operating leases with net future lease commitments for minimum rentals at June 30, 2002 as follows:

(In thousands)	
2003	$1,170
2004	797
2005	667
2006	256
2007	23
Thereafter	—
	$2,913

Rent expense for fiscal 2002, 2001 and 2000 was $1.7 million, $1.7 million and $1.3 million, respectively.

WMS routinely enters into license agreements with others for the use of intellectual properties in its products. At June 30, 2002, these agreements contain total potential commitments of $29.6 million: $16.4 million of guaranteed minimum royalties and $13.2 million of royalties contingent upon future events. Total advances and payments through June 30, 2002 were $12.4 million, leaving $4.0 million of guaranteed minimums to be paid. At June 30, 2002, $11.6 million of advance payments on royalties are included in the balance sheet: $6.2 million as other current assets and $5.4 million as long-term other assets. At June 30, 2002, WMS has potential payments as follows:

Year Ended June 30, *(In thousands)*	Guaranteed Minimums	Contingent Payments	Total Potential Payments
2003	$ 925	$ 5,940	$ 6,865
2004	900	1,638	2,538
2005	1,166	2,600	3,766
2006	650	1,525	2,175
2007	400	1,000	1,400
Thereafter	—	500	500
Total	$4,041	$13,203	$17,244

Subsequent to June 30, 2002, the Company entered into new license and distribution agreements with guaranteed minimum royalties of $6.9 million, contingent royalty payments of an additional $12.6 million and paid advanced royalty payments of $3.5 million.

The Company announced a three part technology improvement plan in January 2002 to stabilize the operating system software in its gaming devices. As part of this technology improvement plan, the Company has pursued alternative strategies for each phase of the plan, including licensing technologies from third parties. At June 30, 2002, the Company had minimum guaranteed payments related to the technology alternatives aggregating $3.0 million, which had been paid as advances, with an additional $8.0 million of contingent royalty payments based on future events, and these amounts are included in the table above. In July 2002, the Company entered into another licensed technology agreement with an additional minimum guarantee of $0.8 million, contingent royalty payments of an additional $4.5 million and paid advance royalty payments of $0.8 million and these amounts are included in the amounts described above as subsequent to June 30, 2002. If the Company determines that it will not realize the value of the guaranteed commitment for a particular licensed technology alternative, it will record an immediate charge against earnings at the time of such determination of up to $16.3 million if all of the alternatives were to have no further value to the Company.

Note 12: Retirement Plans

The Company sponsors 401(k) defined contribution plans within the United States. The plans cover full time employees and provide for Company contributions of up to 3 percent of covered employees' compensation as defined in the plan. The Company's expense for the defined contribution plans totaled $0.6 million, $0.4 million and $0.4 million in fiscal years 2002, 2001 and 2000, respectively.

The Company has two frozen defined benefit pension plans related to discontinued operations. Pension expense for these plans was not significant in the aggregate.

Note 13: Quarterly Financial Information (unaudited)

Summarized quarterly financial information for fiscal 2002 and 2001 is as follows:

(In thousands, except per share amounts)	Sept. 30 2001	Dec. 31 2001	Mar. 31 2002	June 30 2002
Fiscal 2002 Quarters				
Revenues	$46,306	$49,087	$36,090	$43,211
Gross profit	31,222	30,578	21,965	25,801
Net income	5,830	3,285	31	707
Per share of common stock:				
Basic:				
Net income	$ 0.18	$ 0.10	$ 0.00	$ 0.02
Shares used	32,180	32,189	32,028	31,817
Diluted:				
Net income	$ 0.18	$ 0.10	$ 0.00	$ 0.02
Shares used	32,770	32,684	32,463	32,119

The December 2001 quarter includes an after-tax charge of $0.8 million, $0.03 per diluted share, for employee separation costs.

(In thousands, except per share amounts)	Sept. 30 2000	Dec. 31 2000	Mar. 31 2001	June 30 2001
Fiscal 2001 Quarters				
Revenues	$ 59,842	$ 67,408	$ 70,748	$ 65,774
Gross profit	34,183	38,294	40,996	41,762
Net income	9,463	11,033	12,671	3,160
Per share of common stock:				
Basic:				
Net income	$ 0.30	$ 0.35	$ 0.40	$ 0.10
Shares used	31,087	31,601	31,646	31,898
Diluted:				
Net income	$ 0.30	$ 0.34	$ 0.39	$ 0.10
Shares used	31,766	32,324	32,275	32,586

The September 30, 2000, December 31, 2000, March 31, 2001 and June 30, 2001 quarters include an after-tax charge of $0.3 million, $0.01 per diluted share, $1.6 million, $0.04 per diluted share, $0.2 million, $0.01 per diluted share and $0.2 million, $0.01 per diluted share, respectively, for the relocation of manufacturing operations and corporate headquarters during the fiscal year. The December 31, 2000 and June 30, 2001 quarters include after-tax earnings of $1.6 million, $0.05 per diluted share, and $2.8 million, $0.09 per diluted share, respectively, for the final adjustments related to the discontinued pinball and cabinet business. The June 30, 2001 quarter includes an after-tax charge of $13.0 million, $0.40 per diluted share, for an executive buyout agreement.

Corporate Data

Directors

Louis J. Nicastro
Chairman of the Board
WMS Industries Inc.

Brian R. Gamache
President and Chief Executive Officer
WMS Industries Inc.

Norman J. Menell
Vice Chairman of the Board
WMS Industries Inc.

William C. Bartholomay*
President
Near North National Group
(Insurance Brokers)
Vice Chairman
Turner Broadcasting—a division of
AOL Time Warner Inc.

William E. McKenna*
General Partner
MCK Investment Company
(Private Investment Company)

Donna More
President
More Law Group
(Attorneys-at-Law)

Neil D. Nicastro
Chairman of the Board, Chief Executive Officer, Chief Operating Officer and President
Midway Games Inc.

Harvey Reich
Attorney-at-Law

David M. Satz, Jr.
Partner
Saiber Schlesinger Satz & Goldstein
(Attorneys-at-Law)

Ira S. Sheinfeld*
Partner
Hogan & Hartson LLP
(Attorneys-at-Law)

*Members of Audit and Ethics Committee

Officers

Brian R. Gamache
President and Chief Executive Officer

Scott D. Schweinfurth
Executive Vice President, Chief Financial Officer and Treasurer

Orrin J. Edidin
Executive Vice President, Chief Operating Officer, Secretary and General Counsel

Seamus McGill
Executive Vice President,
Worldwide Sales and Marketing
WMS Gaming Inc.

Robert R. Rogowski
Vice President of Finance and Controller

Executive Office

800 S. Northpoint Blvd.
Waukegan, IL 60085
(847) 785-3000

Auditors

Ernst & Young LLP
233 South Wacker Drive
Chicago, IL 60606

Counsel to the Company

Shack Siegel Katz Flaherty & Goodman P.C.
530 Fifth Avenue
New York, NY 10036

Transfer Agent and Registrar

Shareholder Inquiries:
The Bank of New York
Shareholder Relations
Department-11E
P.O. Box 11258
Church Street Station
New York, NY 10286
(800) 524-4458

Certificate Transfers and
Address Changes:
The Bank of New York
Receive and Deliver
Department-11W
P.O. Box 11002
Church Street Station
101 Barclay Street
New York, NY 10286

Common Stock

WMS Industries Inc. common stock is listed on the New York Stock Exchange under the symbol WMS.

Shareholder Relations

Scott D. Schweinfurth
(847) 785-3760

Publications

A copy of our Annual Report on Form 10-K is available without charge upon written request to:
WMS Industries Inc.
800 S. Northpoint Blvd.
Waukegan, IL 60085
Attn: Chief Financial Officer

Website

www.wmsgaming.com

Designed by Curran & Connors, Inc. / www.curran-connors.com

WMS
INDUSTRIES Inc.

800 S. Northpoint Blvd., Waukegan, IL 60085
Tel 847-785-3000 >>> Fax 847-785-3058
www.wmsgaming.com